[VOCALTEC LOGO]                                          [TDSOFT LOGO]


      Tdsoft and VocalTec Announce the Signing of an Acquisition Agreement


HERZLIA, Israel, October 28, 2005 - Tdsoft Ltd. ("Tdsoft"), a global provider of Voice-over-IP (VoIP) gateways, and VocalTec Communications Ltd. (Nasdaq: VOCL) ("VocalTec"), a telecom equipment provider offering carrier class packet voice solutions, today announced the signing of an agreement among the companies and shareholders of Tdsoft, pursuant to which Tdsoft's shareholders will be issued VocalTec shares in exchange for all of the share capital of Tdsoft. Following completion of the transaction, the shareholders of Tdsoft will own 75% of the outstanding share capital of VocalTec and the current shareholders of VocalTec will own the remaining 25%. VocalTec will remain a publicly-held company and Tdsoft will become a wholly-owned subsidiary thereof.

The transaction is expected to close by early December 2005. Completion of the transaction will be subject to the approval of VocalTec's and Tdsoft's shareholders and the obtaining of certain regulatory and other approvals.

Following completion of the transaction, Cisco Systems International BV (a subsidiary of Cisco Systems Inc.) and HarbourVest Partners, LLC, currently major shareholders of Tdsoft, and Deutsche Telekom, currently a major shareholder of VocalTec, are expected to hold approximately 36%, 20% and 3.8%, respectively, of VocalTec's share capital.

Following the closing, Ilan Rosen, Tdsoft's current Chairman of the Board, will be appointed as VocalTec's Chairman of the Board, and the company's management team will be led by Joseph (Yosi) Albagli, the current President & CEO of Tdsoft.

VocalTec and Tdsoft believe that combining their businesses will create a stronger player in the growing VoIP market that will benefit from the synergies created by combining and expanding their respective VoIP technologies, channels to market and customer bases. Tdsoft and VocalTec are committed to their existing customers and channel partners and look forward to offering additional products to these partners.

"HarbourVest's strategy is to invest in and support companies that lead in their field," said Robert Wadsworth, a Managing Director at HarbourVest Partners. "Tdsoft has repeatedly proven its ability to identify market trends and to develop and bring to market products that are instrumental in enabling the migration of networks from one technology to the next generation. Harbourvest believes that with the addition of VocalTec's pioneering VoIP technology, talented team and valuable customers, the combined company is well positioned to create new value for its customers and investors."

"VocalTec has long been recognized in the market as the pioneer in VoIP technology, with major customers including Deutsche Telekom and Intelcom San Marino (a subsidiary of Telecom Italia Sparkle)" said Yosi Albagli, President and CEO of Tdsoft. "The new company will employ VocalTec's superb technology in conjunction with Tdsoft's solutions and channel partners to develop and provide unique, best-in-class VoIP and multimedia products".

"We are pleased to have reached this agreement with Tdsoft and its shareholders, and believe this transaction will initiate important new business opportunities with carriers and new channels for both companies. We believe this transaction is in the best interests of both our customers and shareholders," commented Elon Ganor, CEO and Chairman of VocalTec.

About Tdsoft Ltd.
Tdsoft is a leading global provider of voice-over-IP (VoIP) gateways for carriers. At the forefront of gateway development for over a decade, Tdsoft's solutions enable telecommunications service providers to leverage existing infrastructure while migrating smoothly to the new public network. Deployed worldwide by dozens of major carriers seeking best-of-breed solutions, Tdsoft's standards-based VoIP gateways are interoperable with leading Class 5 legacy switches and softswitches. Tdsoft is privately owned with strong investor backing from prominent US and international venture capital firms and corporations.
www.tdsoft.com
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About VocalTec Communications Ltd.
VocalTec is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base includes Deutsche Telekom, Intelcom San Marino (a subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.
www.vocaltec.com
----------------

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

Tdsoft Ltd.

Dan Ostroff
VP Marketing & Sales
Tdsoft Ltd.
Tel: + 972-9-9703888
dan@tdsoft.com


VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com